Exhibit 12.1

Pregis Holding II Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Successor				Predecessor
	Year ended December 31, 2006		October 13 to December 31, 2005		January 1 to October 12, 2005		Year ended December 31,
							2004	2003	2002
Earnings:
Pretax income (loss) from continuing operations	$(3,558)		$(4,695)		$(6,953)		$28,445	$27,803	$31,649
Fixed charges	48,515		11,786		7,114		9,935	11,953	12,636
Less: Capitalized interest	(145)		(26)		(451)		(61)	(354)	(429)

Earnings	44,812		7,065		(290)		38,319	39,402	43,856

Fixed charges:
Interest expense	42,535		10,524		2,195		4,433	5,786	6,676
Capitalized interest	145		26		451		61	354	429
Interest component of rental expense	5,835		1,236		4,468		5,441	5,813	5,531

Total fixed charges	48,515		11,786		7,114		9,935	11,953	12,636

Ratio of earnings to fixed charges	0.92	*	0.60	*	(0.04)	*	3.86	3.30	3.47

*	Earnings were insufficient to cover fixed charges by $ 3,703 for the year ended December 31,2006, $4,721 for the period October 13, 2005 to December 31, 2005, and $7,404 for the period January 1, 2005 to October 12, 2005.